Exhibit 3.10

AMENDMENT TO BY-LAWS OF RESPIRONICS, INC.

(Adopted by Board of Directors on November 18, 2003)

Article II, Section 2.01 of the By-laws is hereby amended to read as follows:

Section 2.01. Number, Election and Term of Office. The number of directors that shall constitute the full Board of Directors shall be determined by resolution of the board of directors or by the stockholders at the annual meeting. Each director shall hold office for the term for which he is elected and thereafter until his successor is duly elected or until his prior death, resignation or removal. Directors need not be stockholders except as the Board of Directors may determine from time to time.